WILLIAMS SECURITIES LAW FIRM, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
e-mail:  Michael@GoPublicDirect.com

October 9, 2013

Mr. Edwin Kim
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	HealthTalk Live, Inc. Registration Statement on Form S-1 Filed on July 1, 2013 File No. 333-189735

Dear Mr. Kim:

We have filed on EDGAR the above Amendment No. 3 and the related response table which is attached to this letter.

There was only one comment:

Financial Statements

1. We note that the period from inception on April 1, 2011 to March 31, 2013 in your statements of operations and statements of cash flows is not labeled as unaudited. If this information was audited, please have your independent auditor revise its report to include this period. Otherwise, please label this information as unaudited.

Response

The period from inception on April 1, 2011 to March 31, 2013 in our statements of operations and statements of cash flows is now labeled as “(as restated)” in response to this comment.

An updated consent has been filed as an Exhibit.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.